EXHIBIT 99.2

Press Release, dated May 4, 2004, of ONO Finance announcing expiration of the Early Tender Date for the USD 2011 Notes and the Maximum Offer Tender Amount for the 2010 Notes.

Exhibit 99.2

ONO Finance plc Announces Expiration of the Early Tender Date for the USD
2011 Notes and the Maximum Offer Tender Amount for the 2010 Notes

London – May 4, 2004

In connection with its previously announced offers to purchase for cash (the “Offers”) up to approximately €300 million (or its equivalent) aggregate principal amount of specified series of its outstanding debt securities (the “Notes”) and related consent solicitations, ONO Finance plc (“ONO Finance”) today announced that the Early Tender Date for the USD 2011 Notes expired at 4:00p.m., London time, on Monday, May 3.  The expiration date for the USD 2011 Notes continues to be 8:00a.m., London time, on Tuesday, May 18, unless further extended.  ONO Finance will continue to accept any and all tenders of the USD 2011 Notes.

Holders of USD 2011 Notes that validly tendered prior to the Early Tender Date of 4:00p.m., London time, on Monday, May 3, will receive the Early Participation Payment for that series per $1,000 aggregate principal amount of Notes, if the Notes are accepted for purchase.  Holders of the USD 2011 Notes who did not validly tender their Notes on or before 4:00p.m., London time, on Monday, May 3, will not receive the Early Participation Payment.

In addition, ONO Finance today announced that the Maximum Offer Tender Amount for the 2010 Notes will be €59 million.  The expiration date for the 2010 Notes continues to be 8:00a.m., London time, on Tuesday, May 18, unless further extended.  The Proposed Amendments with respect to the 2010 Notes will be effected only if a majority in aggregate principal amount of the 2010 Notes have consented to the Proposed Amendments, and all 2010 Notes tendered on or prior to Tuesday, May 18, 2004, the expiration date, have been accepted for purchase by ONO Finance.

As announced by ONO Finance on April 30, 2004, the Offers for the USD 2009 Notes, the EUR 2009 Notes and the EUR 2011 Notes are scheduled to expire at 8:00a.m., London time, on Friday, May 14, 2004, unless extended or earlier terminated. Holders of USD 2009 Notes, EUR 2009 Notes and EUR 2011 Notes who have not yet tendered their Notes may do so at any time prior to 8:00a.m., London time, on Friday, May 14, 2004.  The offers for the USD 2011 Notes and the 2010 Notes are scheduled to expire at 8:00a.m., London time, on Tuesday, May 18, 2004.  Holders who have not yet tendered their Notes may do so at any time prior to 8:00a.m., London time, on Tuesday, May 18, 2004.

The complete terms and conditions of the Offers are set forth in an Offer to Purchase dated April 16, 2004.  Holders are urged to read the Offer to Purchase and the Letter of Transmittal carefully.  Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, D.F. King & Co., Inc., at +(1)-800-758-5378 (U.S. toll-free), +(44) 20 7920-9700 (London collect) and +(1)-212-269-5550 (U.S. collect).

Banc of America Securities is serving as the Lead Dealer Manager and Solicitation Agent in connection with the Offer.  BNP Paribas, Deutsche Bank AG London and Morgan Stanley & Co. International Limited are Dealer Managers and Solicitation Agents in connection with the Offer.  Questions regarding the Offer may be directed to Banc of America Securities LLC at +(1)-888-292-0070 (U.S. toll-free) and +(1)-212-847-5834, BNP Paribas at +(44) 20 7595-4860, Deutsche Bank AG London at +(44) 20 7545-9968 and Morgan Stanley & Co. International Limited at +(1)-212-761-2219.

All capitalized terms not defined herein have the meanings ascribed to them in the Offer to Purchase dated April 16, 2004.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes.  The Offers and the related consent solicitations are being made solely by the Offer to Purchase dated April 16, 2004.